U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check  One):
[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For  Period  Ended:  December  31,  2000
                  -------------------

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part  I--Registrant  Information

Full  Name  of  Registrant:    CATHAYONE,  INC.
                            ------------------

Former  Name  if  Applicable:

Address  of  Principal  Executive  Office  (Street  and  Number):
City,  State  and  Zip  Code:

2100  Pinto  Lane  Las  Vegas  NV  89106

Part  II--Rules  12b-25  (b)  and  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check  box  if  appropriate)  [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part  III--Narrative

     The Company needs additional time to finalize its financial statements in order to ensure accurate reporting of its financial condition and results of operation for the period ended March 31 2001. The Company expects to file by May 25, 2001.

Part  IV--Other  Information

     (1) Name and telephone number of person to contact in regard to this notification:

         Phillip  Flaherty
         Treasurer  and  interim  Chairman            (702)  528-8887
         ------------------------             ----------------------
                 (Name)                   (Area  Code)  (Telephone  Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[  ]  Yes   [X]  No

It is expected that the Company's Form 10-K for the period ended December 31 2001 will be filed no later than the week of May 14 2001.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]  Yes   [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               CATHAYONE,  INC.
                       ----------------------------------
                  (Name  of  Registrant  as  specified  in  charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




                               [GRAPHIC OMITED]


Date: May 11 2001

By /s/
   ------------------------
         David Cooperberg
         President



                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).